Exhibit 1A-15.3

1810 Chapel Avenue West Suite 200 Cherry Hill, NJ 08002 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

June 4, 2020

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 1 LLC (the “Company”)
Offering Statement on Form 1-A
Filed May 20, 2020
File No. 024-11218

Ladies and Gentlemen:

This is in response to your letter of June 2, 2020. We have copied below the comments from your letter and provided the Company’s response below each comment, in some cases separating paragraphs of your comments for clarity.

Also enclosed are clean and blacklined versions of the Offering Circular, reflecting the changes we have made in response to your comments as well as certain other changes and clarifications.

This letter, the Offering Circular, and the related documents have also been filed through EDGAR.

Your Comment #1 – Offering State on Form 1-A – Our Story, page 3

We note your response to the part of our prior comment 7 which asked for the basis of your assertion that “the customer will typically save 20% - 40% on its electricity bill.” In your response, you stated that these savings can easily be calculated for each Project, but it appears that you have not yet entered into definitive agreements. Please explain how you have calculated these savings for each project prior to the terms being finalized.

Our Response:

The projected savings are calculated as follows:

●	On one hand, the electric rates paid by customers is a matter of public record, published by the utilities.

●	On the other hand, the developer of a solar project submits a lengthy written bid to the customer, which includes the proposed price of the electricity. Thus, the price is determined at the time the bid is awarded.

●	The difference between the published utility price and the price of the accepted bid is the savings that will be realized by the customer.

A bid has been prepared, submitted, and accepted for each of the three initial Projects described in the Offering Circular. For one of the Projects, Itaguí I, a binding contract has already been signed. For the other two Projects the contracts are close to completion, but the price has been established and is not the subject of negotiation.

Thus, the savings for the customers is already known.

Your Comment #2 – Executive Summary – The Offering, page 4

You state in this section that “the cash flow from our projects will largely be established by contract in advance….” Revised disclosures in response to prior comment 1 indicate (at page 10) that “the Company has not acquired any Projects and therefore has no revenue” and (at page 16) that the “Company has not yet invested in any Projects, it has no cash flow….” However, new disclosure at page 26 suggests that “the key contracts have been negotiated or are in the process of being negotiated….” We also note your response to prior comment 10. To the extent that you retain detailed summaries and descriptions of projects, please file as exhibits the corresponding material contracts pursuant to Item 17 of form 1-A. If you have not finalized a particular contract or project, consider whether you have a reasonable basis to retain detailed disclosures, including related “hypothetical” rates of return, for such projects.

Our Response:

Basis for Projections

First, please note that the section of the Offering Circular captioned “Summary of Important Contracts” already includes a lengthy and detailed summary of all of the contracts typically used for Projects. The section captioned “Summary of our Business – Typical Project Characteristics” also includes a detailed description of the part each contract plays in the business. Thus, investors are provided with extensive information about the contracts.

A given Project includes many contracts, a dozen or more. For the three initial projects these contracts are in various stages of completion. Several have been signed; most have not. But the contracting process for all three Projects is sufficiently advanced to give the Company a firm basis for its financial projections.

For example:

●	Revenue is obviously a key item in terms of financial projections. As noted in our response to your comment #1, the price at which electricity will be sold to each of the three customers for the initial Projects has already been established by bid.

●	Likewise, the size of the Projects has been established. Multiplying the power output of the Project by the price per kilowatt-hour yields the projected revenue of the Project.

●	The term of the contracts with the customer is also determined by bid.

●	Just as revenue is important, so are expenses. For each of the three initial Projects, the Company and/or the project developer has obtained highly-specific bids for the third-party cost of maintaining and insuring the Projects.

●	Similarly, bids have been submitted and awarded for the engineering, procurement, and construction of each of the three Projects. Although contracts have not yet been signed, the Company knows to a high degree of precision how much it will cost to engineer, and acquire the major system components and build each Project

●	Even without all of the contracts being finalized, the location, customer, and local utility for each Project is known.

●	The land rental cost for each of the three initial Projects is known, even if contracts haven’t yet been finalized.

●	For each of the three initial Projects, the Company and/or the project developer has entered into and in some cases finalized arrangements with the local utility for linking the Project into the electric grid.

Thus, for all three of these Projects the Company has extremely granular knowledge that goes well beyond the “reasonable basis” for financial projections required by Item 10 of Regulation S-K. Item 10 states “The Commission encourages the use. . . . of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format.” In our view, not only is the Company permitted to provide these projections, if it failed to do so with all the information in its possession it could well be liable under section 12(a)(2) of the Securities Act.

Including Contracts as Exhibits

Section 6 of Item 17 of Form 1-A requires an issuer to attached as Exhibits certain contracts. Section 6(a) requires an issuer to attach certain contracts not entered into in the ordinary course of business while section 6(b) requires an issuer to attach certain contracts entered into in the ordinary course of business. Specifically, section 6(b) requires an issuer to file as an Exhibit any of the following four kinds of contracts entered into in the ordinary course of business:

1)	Certain contracts with related parties.

2)	Any contract upon which the issuer’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer’s products or services.

3)	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis.

4)	Any material lease under which a part of the property described in the offering statement is held by the issuer.

All of the contracts described in the Offering Circular will be entered into in the ordinary course of business of the Company. Indeed, as described in the sections of the Offering Circular captioned “Summary of Important Contracts” and “Summary of our Business – Typical Project Characteristics,” these contracts form the basis of the Company’s business.

Taking the four categories enumerated in section 6(b):

1)	None of these contracts is with a related party.

2)	The Company’s business is not substantially dependent on any of these contracts, as would be the case of a contract to sell “the major part” of the Company’s products or services.

3)	Certain contracts relate to the acquisition of solar equipment, but the terms of these contracts are immaterial in both amount and significance to the business of the Company.

4)	Although the Company (actually, the SPEs) will lease land in some circumstances, the terms of these land leases are similarly immaterial in both amount and significance to the business of the Company.

For these reasons, we do not believe the Company is required to attach any of the contracts as Exhibits.

Your Comment #3 – Forum Selection Provision, page 13

We note your response to our prior comment 4 and reissue the comment. Please disclose whether you intend for your exclusive forum provision to apply to actions arising under the Securities Act or Exchange Act. If you intend for the provision to apply to Securities Act claims, please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If you do not intend for the provision to apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in each of these agreements states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Our Response:

We intend for the exclusive forum provision to apply to actions arising under the Securities Act or Exchange Act, but only to the extent permitted by those statutes. We have revised both the language of the documents and the disclosures accordingly. The language in the documents will put all future investors on notice.

Your Comment #4 – Leverage, page 22

We note that another affiliated entity with the same Manager included similar information as your previous disclosure in this section. If the referenced source of funding would be shared or these funds also have been or will be offered to the other affiliated business managed by your Manager, please revise to provide the particulars, including the potential impact on the availability of those funds to the company.

Our Response:

We have added to the disclosure.

Your Comment #5 – Financial Statements Notes to Financial Statements, page F-8

Please disclose your fiscal year-end for financial reporting purposes.

Our Response:

The Company’s fiscal year ends on December 31st for both tax and financial reporting purposes.

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

/s/ Markley S. Roderick
Markley S. Roderick

Enclosures

cc: Mr. Michael Silvestrini (without enclosures)